September 9, 2019

Vincent Browne
Chief Executive Officer
Alternus Energy Inc.
One World Trade Center, Suite 8500
New York, New York 10007

       Re: Alternus Energy Inc.
           Form 10-12G
           Filed August 13, 2019
           File No. 000-56085

Dear Mr. Browne:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G Filed August 13, 2019

Item 1. Business
Overview, page 5

1. We note your disclosure that your revenue is generated from energy sales under "long-
      term, government-mandated, fixed price supply contracts with terms of between 15-20 years in the form of government Feed-In-Tariffs . . . and other energy incentives." Please clarify the counter parties with which you enter into these government-mandated contracts. For example, do you contract with the state, local, or federal governments of the regions in which you operate, or with local power suppliers, or both.
2. We note your disclosure that you "own 24MW of solar projects, which includes 8MW of operational rooftop and ground mounted parks in Italy, 6MW of operational ground mounted parks in Romania and 15 MW of rooftop parks in Germany." However, the sum of the individual MWs in each country is greater than 24MW. Further, this disclosure is inconsistent with the chart under "Our Portfolio" on page 8. Please revise for consistency,
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Alternus Energy Inc.
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         or explain this discrepancy.
3. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

             "The solar PV industry continues to expand and evolve, and as a result of this continued expansion the costs of constructing solar PV parks has significantly been reduced in recent years reaching a point today where solar PV parks have reached parity with other forms of energy production and with general energy market rates;"

             "the industry is now at a crossroads where it is no longer as dependent on 'above market' FiT supports to build costs;"

             "the European solar PV industry has strong growth dynamics for new project development for the foreseeable future;"

             "[a]s a public company, we will have access to a variety of flexible financing sources;"
             and

             "the solar PV market is in high growth globally with many participants constantly arriving."
4.       Please define "above market" FiT supports.
Item 1. Business
Our Competitive Strengths, page 6

5. You state on pages 6 and 7 that you benefit from "fixed partner margin" and that you have exclusive "fixed margin" agreements and "right of first refusal" contracts that give you the ability to acquire solar parks at 25% below market value. Please define these terms and explain how they translate to a purchase price 25% below market value.
6. We note your disclosure that you provide a minimum committed offtake for local developers, and, as a result, you have "been able to sign one-way exclusive contracts that provide [you] with right of first refusal for all projects developed by [y]our partners." In an appropriate place in your filing, please provide more detail regarding these contracts, including a description of the terms of these contracts, and whether you currently have rights under any of these contracts. Please also disclose whether you have recently entered into any additional, similar contracts, and whether you expect to be able to do so in the future.
Germany, page 11

7. We note your disclosure that, in the beginning of 2018, you expanded your operations to
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         Germany and forged partnerships with local developers to begin development of certain rooftop solar parks. Please disclose whether you have entered into partnership agreements with these local developers, and provide a brief description of the terms of these agreements. Please also file these agreements, if any, as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
ATLN Subsidiaries and Principal Activities, page 14

8. Please provide a definition of "shelf companies," as used in this section.
Compliance with the JOBS Act, page 16

9. We note your statement that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards.
         Please revise your disclosure to clearly indicate, if true, that you have elected to take advantage of this extended transition period and also disclose that your financial statements may not be comparable to companies that comply with public company effective dates.
"We may be subject to unforeseen costs, liabilities or obligations . . . .", page 24

10. Please file your contract with the third party O&M company who carries out the operating and maintenance of your solar parks as an exhibit to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 33

11. We note the third paragraph in this section which states "Overall, the current annual revenues contracted by our owned projects is approximately $5.8 million, which delivers an underlying group annual EBITDA of approximately $3.25 million when the parks are fully operational." We have the following comments:

             Please reconcile or explain the difference between the $5.8 million discussed here to the $2.6 million of revenues recorded in 2018. In doing so, clarify whether the difference solely relates to contracts that did not operate for a full year or whether there are other reasons why the contracted annual revenue amount differs from your actual annual revenue.

             Please define "underlying group annual EBITDA" and label it as a non-GAAP measure.

             Please provide the disclosures required by Item 10(e) of Regulation S-K for the $3.25 million EBITDA non-GAAP measure presented. In doing so, please ensure you
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Alternus Energy Inc.
September 9, 2019
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             reconcile this amount to the most directly comparable GAAP measure.
12. We note your disclosure that you use "annual contracted revenues" as a key metric in your financial management of your business. Please define annual contracted revenues.
13. We note your disclosure that you have entered into long-term service agreement with
         BayWa r.e. and AlsoEnergy. Please briefly describe the terms of these agreements in your filing. Please also file these agreements as exhibits to your filing, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.
Factors that Significantly Affect our Results of Operations and Business Interest rates on our debt, page 34

14. You make reference to mezzanine debt here and under the heading "Access to capital markets" on page 35; however, you do not appear to have any amounts classified within mezzanine on your balance sheet. Please clarify or revise as necessary. To the extent you have debt or securities that require mezzanine classification, please ensure you disclose them in the footnotes of your financial statements and discuss why they are appropriately classified as mezzanine.
Major Components of Our Results of Operations
For the period ended March 31, 2019 compared to the period ended March 31, 2018
.. . .", page
37

15. We note your disclosure that you generate your revenue from a Feed in Tariff program,
         Power Purchase Agreements, or Renewable Energy Credits. With a view to understanding how each source contributes to your total revenue, please disclose the
         percentage of revenue attributable to each category for your fiscal year ended December
         2018, and for the period ended March 31, 2019.
Operating Revenues, net, page 37

16. Please expand your disclosure to discuss the underlying reasons for the changes in revenues. Specifically, please briefly disclose why production in Romania declined in the first quarter of 2019 as compared to 2018 and why it increased in 2018 as compared to
         2017.
Gross profit, page 38

17. Please quantify and analyze the changes in gross profit margin by country. In doing so,
FirstName LastNameVincent readers why your operations in Germany appear to have no cost of please explain to your Browne
Comapany NameAlternus Energy Inc.
       revenue and therefore a 100% gross profit margin and why gross profit margin is
September 9, 2019 Page 4 for your operations in Italy than for your operations in Romania.
       significantly higher
FirstName LastName
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Liquidity and Capital Resources
Liquidity Position, page 40

18. If you continue to disclose that you operate with sufficient liquidity to withstand sudden adverse changes in economic circumstances, please disclose to your readers how you define sudden adverse changes in economic circumstances and how you concluded you have sufficient liquidity to withstand them.
19. We also note your disclosure on page 40 which states that some of your principal sources of funding are cash flows from operations and sales of equity securities. We note that you have had net cash outflows from operations and have not sold equity securities in the past two fiscal years and in the quarter ended March 31, 2019; therefore, we are unclear why you state that these represent principal sources of funding. Please clarify or revise as necessary.
20. We note that you have a significant amount of cash that is restricted for future acquisitions. Please revise your disclosures to briefly explain the restrictions on this cash, including how the restrictions arose and the circumstances under which you may use this restricted cash.
Financing Activities, page 41

21. We note that you discuss in this section several notes and loans with counter parties that appear to be material to you, but not all of these note and loan agreements appear to be filed as exhibits to your filing. For example, we note that you have filed a "Form of
         Promissory Note" as exhibit 10.12 to your registration statement, but we were unable to find the specific loan notes referenced in this section. As applicable, please file the financing agreements disclosed in this section as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
22. As a related matter, we note that throughout the exhibits index you provide "Form of"
         exhibits for dated agreements. For example, Exhibit 10.13 is titled "Form of Pledge
         Agreement dated May 16, 2018." Please file the executed agreements rather than the
         "Form of" agreements as exhibits to your registration statement. See
Item 601(b)(10),
         Item 601(a)(4) and the Instructions to Item 601 of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities, page 55

23. We note your table beginning on page 55. Please disclose the consideration received by you for each issuance of securities disclosed in the table. See Item 701(c) of Regulation
         S-K.
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Financial Statements for the Year Ended December 31, 2018
Notes to the Consolidated Financial Statements
3. Liquidity, page F-13

24. You state here and in the risk factor "Our IPP business requires significant financial resources . . ." on page 19 that you believe your current level of operations is sufficient to mitigate uncertainty for a period of at least twelve months. You also indicate that you will refinance certain short term debt into long term debt during 2019. Please provide disclosures to support these statements in an appropriate location in your filing, including discussion of any subsequent capital raising activities, executed refinancing's, and/or significant revenue increases. If you continue to experience a net use of cash from your operating activities and have not consummated any refinancing of your short term debt, please provide more disclosure explaining why management believes your current level of operations is sufficient to allow you to operate for the next 12 months. Please also apply this comment to Note 3 in your interim financial statements.
4. Acquisitions and Dispositions
2018 Acquisition of Liquid Sun S.R.L., page F-14

25. We note your gain on bargain purchase of $1.6 million for the acquisition of Liquid Sun
         S.R.L. in 2018. Please provide us with more detail about your fair value assessment of the net assets acquired, including the significant assumptions you made in valuing each of the acquired assets or liabilities. Please tell us whether you have monitored the performance of this acquired business during 2019 and whether you have any indications that the acquired assets may be impaired. Finally, please disclose the information required by
         ASC 805-10-50-2(h), including the supplemental pro forma information. 2017 Disposition of Japan Asset, page F-16

26. We note that your Otaru PV project was sold in 2017. In light of this, please tell us why you present 2018 and 2017 pro forma results which appear to show your results as if this project had not been sold. As part of your response, please tell us your basis in US GAAP for providing this disclosure within your financial statements. Financial Statements for the Three Months Ended March 31, 2019
General, page F-23

27. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X. Vincent Browne
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Jennifer Thompson,
Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at
202-551-2545 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products